Organigram obtains $10M loan from Farm Credit Canada to continue to expand Moncton campus

Organigram Provides Facility Expansion Update

MONCTON, DECEMBER 7, 2018/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has secured a loan from Farm Credit Canada ("FCC") in the amount of $10M, which will be used to finance the expansion of the Company’s Moncton campus. The debt is for a term of five years at a variable rate of interest, and currently at 6.70%. The debt is secured against certain assets of Organigram.

“Organigram is wholly committed to meeting the significant and growing demand for high quality cannabis across Canada and standing ready to take on new opportunities around the world,” says Greg Engel, CEO, Organigram. “We are very proud to be investing once again in our state‐of‐the‐art facility located here in Moncton, New Brunswick, increasing our production capacity and fostering cannabis growth expertise”.

Recent Facility Expansion

Currently, construction continues as planned on Phase 4A and 4B of the Company’s expansion. This expansion will continue to increase Organigram’s production capacity with the additional state‐of‐the‐art grow rooms coming online in April 2019 (Phase 4A) and August 2019 (Phase 4B) increasing the Company’s target production capacity to 62,00 kg/yr and 89,000 kg/yr, respectively.

“The expansion of our facility represents the exceptional reputation of our team and products in the industry and among customers, and a focused strategic plan to ensure our continued global leadership”, says Greg Engel, CEO, Organigram. “This increase in target production capacity further demonstrates Organigram’s commitment and ability to support its partners and the growing demand across Canada for high quality adult recreational and medical products”.

As of October 24, 2018, power officially began flowing from the Company’s new substation. Having a peak power capacity of 40 megawatts, this substation will provide much cleaner electrical supply, improve the Company’s electrical consumption efficiency and lower the Company’s maintenance cost on equipment.

“Innovation and technology have always been a cornerstone of Organigram’s success and growth,” says Greg Engel. “Looking to the future, we continue to identify ways to maximize the efficiency of the production process and reduce our overall resource consumption.”

About Organigram Holdings Inc. Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis‐derived products in Canada.

Organigram is focused on producing the highest‐quality, indoor‐grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653